UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549

                              ---------------


                               SCHEDULE 13G/A


                 Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*



                          SYCAMORE NETWORKS, INC.
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                              (Name of Issuer)



                  Common Stock, Par Value $.001 Per Share
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                       (Title of Class of Securities)



                                871206 10 8
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                               (CUSIP Number)



                             December 31, 2001
                            -------------------
          (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

|_|  Rule 13d-1(b)

|_|  Rule 13d-1(c)

|X|  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 871206 10 8
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1        NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
         The Gururaj Deshpande Grantor Retained Annuity Trust
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP         (a) |_|
                                                                  (b) |_|
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3        SEC USE ONLY

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4        CITIZENSHIP OR PLACE OF ORGANIZATION
         United States of America
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       NUMBER OF            5     SOLE VOTING POWER
         SHARES                   -0- shares
      BENEFICIALLY        -----------------------------------------------------
        OWNED BY            6     SHARED VOTING POWER
          EACH                    17,918,400 shares
       REPORTING          -----------------------------------------------------
         PERSON             7        SOLE DISPOSITIVE POWER
          WITH                            -0- shares
                          -----------------------------------------------------
                            8    SHARED DISPOSITIVE POWER
                                 17,918,400 shares
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9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         17,918,400 shares
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10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                   |_|
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11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         6.5%
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12       TYPE OF REPORTING PERSON
         OO
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Item 1(a).   Name of Issuer:

         Sycamore Networks, Inc.

Item 1(b).   Address of Issuer's Principal Executive Offices:

         150 Apollo Drive
         Chelmsford, MA  01824

Item 2(a).   Names of Persons Filing:

         The Gururaj Deshpande Grantor Retained Annuity Trust (the "Trust")

Item 2(b).   Address of Principal Business Office or, if None, Residence:

         150 Apollo Drive
         Chelmsford, MA  01824

Item 2(c).   Citizenship:

         The Trust was organized in the United States of America.

Item 2(d).   Title of Class of Securities:

         Common Stock, par value $.001 per share (the "Common Stock")

Item 2(e).   CUSIP Number:

         871206 10 8

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

         Not applicable.

Item 4.      Ownership.

             (a) Amount beneficially owned:

         The Trust beneficially owns an aggregate of 17,918,400 shares of the outstanding Common Stock. The shares of Common Stock reported herein as beneficially owned by the Trust do not include any shares of Common Stock beneficially owned by the trustee of the Trust in the trustee's individual capacity or otherwise (except for such shares beneficially owned by the trustee solely by virtue of the trustee's status as trustee of the Trust).

             (b) Percent of class:

         The shares of Common Stock beneficially owned in the aggregate by the Trust represent approximately 6.5% of such class.

             (c) Number of shares as to which such person has:

             (i) Sole power to vote or to direct the vote:

         The Trust does not have the sole power to vote or direct the vote of any shares of Common Stock.

             (ii) Shared power to vote or to direct the vote:

         The Trust shares power to vote or to direct the vote of 17,918,400 shares of Common Stock with the trustee of the Trust.

             (iii) Sole power to dispose or to direct the disposition of:

         The Trust does not have the sole power to dispose or direct the disposition of any shares of Common Stock.

             (iv) Shared power to dispose or to direct the disposition of:

         The Trust shares power to vote or to direct the vote of 17,918,400 shares of Common Stock with the trustee of the Trust.

Item 5.  Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group.

         Not applicable.

Item 9.  Notice of Dissolution of Group.

         Not applicable.

Item 10.     Certification.

         Not applicable.


                                 SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  February 13, 2002


                                            THE GURURAJ DESHPANDE GRANTOR
                                            RETAINED ANNUITY TRUST


                                            By:/s/ Jaishree Deshpande
                                               -------------------------------
                                               Name:  Jaishree Deshpande
                                               Title:  Trustee